

December 18, 2013

<u>Via E-mail</u>
Teresa Stark
President and Chief Executive Officer
Stark Naked Bobbers
8650 Miramar Road
San Diego, CA 92126

>   **Re: Stark Naked Bobbers**
>   **Registration Statement on Form S-1**
>   **Filed November 21, 2013**
>   **File No. 333-192468**

Dear Mrs. Stark:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page of Prospectus, page 1

2. We note your intent to contact a market maker immediately following the effectiveness of the registration statement to apply to have your shares quoted on the OTCBB. Please clarify here and throughout that there is no guarantee that your shares will ever be quoted on the OTC Bulletin Board.

3. Please correct the apparent typographical errors, by correcting in the seventh paragraph "THER" and similarly a few paragraphs down, with the language the information in "ther" prospectus.

Prospectus Summary, page 3

4. In the opening paragraph, please expand your discussion of bobber kits to briefly explain how a bobber kit is used on an existing motorcycle. For example, how does a bobber kit customize a motorcycle? Does the existing motorcycle have to already be customized, for instance, or does it work on any motorcycle?

5. We note in the first paragraph under "General Information about the Company," that you refer to "[c]urrent products." If these products are not yet developed, or you do not have them in inventory, please make that clear.

6. In one of your opening paragraphs, please disclose that you have had no revenues to date, your net losses and that your auditor has issued a going concern opinion.

7. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.01 and assuming all newly offered shares are sold and (b) your total stockholders' equity (deficit) as of the latest balance sheet date.

8. Please provide support for your statement that there is only one other vendor offering custom bobber kits over the internet or remove this statement here and throughout. An internet search appears to show other vendors offering this over the internet.

9. Since you have not yet generated any sales, please remove the word "continue" from the list on page 4 when discussing your need to develop and offer market desirable products.

10. We note your disclosure that your sole officer will devote approximately 15 hours per week to your business. Please revise your summary to discuss your sole officer's and director's reasons for pursuing public company status at this time in the company's development and with limited time and attention from your sole officer and director. Discuss the advantages and disadvantages of doing so, including your sole officer's and director's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $6,640 and that this amount exceeds your current assets.

11. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

12. Please clarify on page 4 that there is no written commitment for Mrs. Stark to provide the company with additional funds to further its business plans and clarify here and throughout that there is no guarantee she will do so.

13. We note your disclosure that once the public offering closes, Mrs. Stark plans to spend "the time necessary" to oversee business developments, marketing campaigns, continued website design, and direct the primary operations of the business. Please clarify here and throughout if Mrs. Stark intends to work full-time or part-time for the company after the offering.

Risk Factors, page 7

14. Please add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary.

15. Please add a risk factor to discuss the fact that your shares will be subject to the penny stock rules and the implications for investors.

Risks Associated with Our Company, page 7

Mrs. Stark is involved in other business activities, page 7

16. Please expand upon the discussion in this section to identify and describe Mrs. Stark's other business activities and the existence of any potential conflict of interests that exist in relation to those other activities.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 11

17. Please provide an estimate of the additional ongoing costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

Use of Proceeds, page 12

18. We note your disclosure that you estimate generating revenue approximately three months following closing of this offering. Please clarify here, on page 19 and on page 33 that there is no guarantee that you will be in a position to generate revenue within three months.

Business Overview, page 17

19. We note your plan to outsource the items purchased to a local fabricator for production. Please disclose if you have already established a relationship with a local fabricator and if there is a single or multiple production sources. Also, since it does not appear that you plan to maintain an inventory, please discuss the possibility that production costs exceed your estimates and the implications this would have on your profit margins. Please also clarify if you will require payment for orders prior to or after delivery of the product.

20. Also, please clarify if you have already developed proto-types or have any inventory for the products listed under "Product Development," at page 17.

21. Please disclose the estimated prices for each of the bobber kits identified on pages 17 and 18.

22. Please discuss whether the utilization of your bobber kits is expected to impact a motorcycle owner's manufacturer warranty, and what, if any, risks this creates for you.

23. Please disclose whether or not you intend to purchase insurance to protect you from potential product liability claims and, if so, provide an estimate of the cost of such insurance. Alternatively, discuss the risk of not carrying such insurance.

Marketing, page 18

24. Please clarify why you reference "Stark Cycles" here when discussing your marketing plan. Please revise, as appropriate.

25. Since it does not appear that you have begun any marketing efforts, please clarify what "[p]revious business experience with radio advertisements" you are referencing on page 19/ Please also clarify what the "Military tee box" is that you reference in that same paragraph and what the coupon for "Desert Special" refers to in the subsequent list.

Competitor Analysis, page 19

26. Please clarify the geographic markets that you anticipate being able to sell to over the internet.

12 Month Growth Strategy and Milestones, page 19

27. We note that you have not included the development of new bobber kits in your quarterly milestones and that you plan to initiate development of new bobber kits

after you start generating revenues. Please provide an estimate of the time and costs involved in developing new bobber kits.

28. We note that you reference the production of bobber kits in both the 4-6 months and 7-9 months quarters on page 20, but that on page 34 it appears that you budget for such production only during the 4-6 months quarter. Please revise to reconcile.

Proposed Milestones, page 33

29. With a view to revised disclosure, please tell us how many bobber kits you can develop and / or purchase from a fabricator with the $4000 listed under "Use of Proceeds," at page 12, for parts kits.

Directors, Executive Officers, Promoters, and Control Persons, page 35

30. Please disclose here that Mrs. Stark devotes approximately 15 hours per week to your business.

31. Please clarify if Mrs. Stark works full or part-time as a managing member of Stark Naked Cycles. Please expand to clarify what her role is as a "Managing Member."

32. We note that "Stark Cycles" is referred to as Stark Naked Cycles and Stark Cycles. If "Stark Cycles" is the shortened version of the name, please clarify or advise.

33. Given the similar names and related businesses, please tell us if you plan to conduct any business with or through Stark Cycles, and the nature and extent of your anticipated business relationship with them, if any. Please also disclose any potential conflicts of interest, or advise. Include risk factor disclosure, if applicable.

34. Please include disclosure regarding how much you plan on paying Mrs. Stark if you decide to pay her a salary.

General

35. Provide a currently dated consent from the independent public accountant in any amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via-email
        Harold P. Gewerter, Esq.